February 14, 2005	Corey D. O’Brien (202) 457-6622 cobrien@pattonboggs.com

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	North Penn Bancorp, Inc. (the “Registrant”)

Amended Registration Statement on Form SB-2

Dear Sir or Madam:

Accompanying this letter, on behalf of the above-referenced registrant, is the Amended Registration Statement on Form SB-2 relating to the registration of the offer and sale of up to 2,246,002 shares of Common Stock. The shares to be offered and sold also include the interest of participants in North Penn Bank’s 401(k) plan (the “Plan”). The prospectus supplement regarding the Plan is being filed as part of this amendment to the Form SB-2.

A wire transfer to the Securities and Exchange Commission (“SEC”) in the amount of $2,846 to cover the filing fee for the Registration Statement has previously been delivered to the account of the SEC at Mellon Bank and marked as restricted funds.

As described in the Amended Registration Statement, the Common Stock is proposed to be issued pursuant to the Plan of Reorganization and Minority Stock Issuance (the “Plan”) of North Penn Bank (the “Bank”) in connection with the Bank’s reorganization into the mutual holding company form of organization, whereby the Bank will convert to the stock form of organization and become a wholly owned subsidiary of the Registrant. The mutual holding company, North Penn Mutual Holding Company (in organization), will own approximately 53.9% of the shares of the Company, approximately 44.1% of the shares of the Registrant are to be offered and sold to the public, and North Penn Charitable Foundation (in organization) will own approximately 2% of the shares of the Registrant.

Please note that North Penn Bancorp, Inc.’s previous request for a continuing hardship exemption, as provided in Rule 202 of the Regulation S-T was granted on January 7, 2005. Consistent with that ruling, we have submitted a complete Conversion Valuation Appraisal in paper under separate cover.

Securities and Exchange Commission

February 14, 2005

If you have any questions or comments, please do not hesitate to call me at (202) 457-6622.

Sincerely

/s/ Corey D. O’Brien
Corey D. O’Brien

Enclosure

cc:	Mr. Frederick L. Hickman, North Penn Bancorp, Inc.
Joseph G. Passaic, Jr., Esq.